SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Alphatec Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02081G201

(CUSIP Number)

Cathy A. Birkeland, Esq.

Alexa M. Berlin, Esq.

Latham & Watkins LLP

330 N. Wabash Avenue, Suite 2800

Chicago, Illinois 60611

(312) 876-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(Continued on following pages)

(Page 1 of 15 Pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02081G201	13D	Page 2 of 15 Pages

1.	Names of Reporting Persons Squadron Capital LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,395,045
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,395,045

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,395,045
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 12.0%[1]
14.	Type of Reporting Person OO

[1]

Based on 95,149,633 shares of common stock, par value $0.0001 per share, of the Issuer (“Common Stock”) outstanding as of March 1, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

CUSIP No. 02081G201	13D	Page 3 of 15 Pages

1.	Names of Reporting Persons Squadron Capital Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,395,045
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,395,045

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,395,045
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 12.0%[1]
14.	Type of Reporting Person OO

[1]	Based on 95,149,633 shares of Common Stock outstanding as of March 1, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

CUSIP No. 02081G201	13D	Page 4 of 15 Pages

1.	Names of Reporting Persons Jennifer N. Pritzker
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 32,200
	8.	Shared Voting Power 14,127,850
	9.	Sole Dispositive Power 32,200
	10.	Shared Dispositive Power 14,127,850

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,160,050
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 14.9%[1]
14.	Type of Reporting Person IN

[1]	Based on 95,149,633 shares of Common Stock outstanding as of March 1, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

CUSIP No. 02081G201	13D	Page 5 of 15 Pages

1.	Names of Reporting Persons David R. Pelizzon
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 148,837
	8.	Shared Voting Power 11,395,045
	9.	Sole Dispositive Power 148,837
	10.	Shared Dispositive Power 11,395,045

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,543,882
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 12.1%[1]
14.	Type of Reporting Person CO

[1]	Based on 95,149,633 shares of Common Stock outstanding as of March 1, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

CUSIP No. 02081G201	13D	Page 6 of 15 Pages

Item 1. Security and Issuer.

This statement relates to the shares of common stock, $0.0001 par value per share (“Common Stock”), of Alphatec Holdings, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 5818 E. Camino Real, Carlsbad, California 92008.

Item 2. Identity and Background.

(a)-(c), (f) This Schedule 13D is filed jointly on behalf of Squadron Capital LLC, a Delaware limited liability company (“SC LLC”), Squadron Capital Holdings LLC, a Delaware limited liability company (“SCH LLC”), Jennifer N. Pritzker, a U.S. citizen and David R. Pelizzon, a U.S. citizen. The address of the principal business and principal office of SC LLC is 18 Hartford Rd., Granby, CT 06035. The address of the principal business and principal office of each of SCH LLC and Ms. Pritzker is 104 S. Michigan Ave., Chicago, IL 60603. The address of the principal business and principal office of Mr. Pelizzon is 18 Hartford Rd., Granby, CT 06035.

The principal business of SC LLC is an investment firm that primarily manages direct investments in operating companies, private equity funds and special situations. SCH LLC is a holding company. The principal business of Ms. Pritzker is President and Chief Executive Officer of Tawani Enterprises, Founder and Chair of the Pritzker Military Museum and Library, Founder of the Pritzker Military Foundation, and Founder of the Tawani Foundation. The principal business of Mr. Pelizzon is President and member of the Managing Committee of SC LLC.

The name, business address, present principal occupation or employment and citizenship of each member of the managing committee and each executive officer of SC LLC and of each member of the managing committee of SCH LLC is set forth on Schedule A hereto and incorporated herein by reference. SCH LLC does not have any officers.

The Reporting Persons have entered into a joint filing agreement, dated as of March 11, 2021, a copy of which is attached as Exhibit 1 to this Schedule 13D.

(d)-(e) During the last five years, neither the Reporting Persons nor any of the individuals referred to in Schedule A hereto have (a) been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 02081G201	13D	Page 7 of 15 Pages

Item 3. Source and Amount of Funds or Other Consideration.

Effective November 2, 2020, Harry B. Rosenberg and Charles E. Dobrusin resigned as members of the management committee of SC LLC, leaving Ms. Pritzker and Mr. Pelizzon as the sole members of the management committee. No consideration was paid in connection with the resignation.

On December 16, 2020, SC LLC and certain other purchasers thereto entered into a Purchase Agreement (the “Purchase Agreement”) with the Issuer, pursuant to which SC LLC, among other things, agreed to acquire 8,100,810 shares of Common Stock from the Issuer for a purchase price in cash equal to $11.11 per share, or $89,999,999.10 in the aggregate, in a private placement (the “Private Placement”), which was consummated on March 1, 2021. The purchase price was paid using cash on hand from the trusts that own SCH LLC, the controlling member of SC LLC.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which is filed herewith as Exhibit 2, incorporated herein by reference.

On December 16, 2020, SC LLC entered into a Debt Exchange Agreement (the “Debt Exchange Agreement”) with the Issuer, pursuant to which SC LLC and Squadron Medical Finance Solutions LLC, a Delaware limited liability company of which SC LLC is the sole member (“Squadron Medical”), agreed to exchange $30,000,000 of the Issuer’s outstanding debt obligations pursuant to the Credit Security and Guaranty Agreement, dated as of November 6, 2018 (as amended, the “Credit Agreement”), by and among the Issuer and its wholly-owned subsidiaries, Alphatec Spine, Inc. and SafeOp Surgical, Inc., and Squadron Medical for the issuance of 2,700,270 shares of Common Stock to SC LLC and Tawani Holdings LLC, an Illinois limited liability company (“Tawani”), based on a price of $11.11 per share (the “Debt Exchange”), pursuant to an exemption under the Securities Act of 1933, as amended (the “Securities Act”) (the “Debt Exchange”). The Debt Exchange was consummated on December 16, 2021.

The foregoing description of the Debt Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which is filed herewith as Exhibit 3, incorporated herein by reference.

On March 8, 2021, Mr. Pelizzon purchased in the open market 4,003 shares of Common Stock for $15.50 per share and 695 shares of Common Stock for $15.93, for an aggregate purchase price of $73,117.85. The purchase price was paid using cash on hand.

On March 10, 2021, Ms. Pritzker purchased in the open market 1,000 shares of Common Stock for $16.395 per share, 1,000 shares of Common Stock for $16.4199 per share, and 1,000 shares of Common Stock for $16.31 per share, for an aggregate purchase price of $49,124.90. The purchase price was paid using cash on hand.

Item 4. Purpose of Transaction.

The securities beneficially owned by the Reporting Persons are held for investment purposes. See Item 3 for a description of the Private Placement and Debt Exchange.

On November 6, 2018, in connection with the entry into the Credit Agreement, pursuant to which, among other things, Squadron Medical provided a $35.0 million secured term loan to the Issuer, and pursuant to the terms of the Credit Agreement, the

CUSIP No. 02081G201	13D	Page 8 of 15 Pages

Issuer issued to each of Squadron Medical and Tawani, warrants to purchase 422,500 shares of Common Stock, for an aggregate of 845,000 shares of Common Stock, at a price of $3.15 per share (the “November 2018 Warrants”). Pursuant to the terms of the November 2018 Warrants, they are immediately exercisable, but cannot be exercised if, after giving effect to the issuance of Common Stock pursuant to the November 2018 Warrants, the holder of such warrant, together with any other persons acting as a group with the holder and any affiliates of the holder, would beneficially own in excess of 4.99% of the Issuer’s Common Stock outstanding immediately after giving effect to such issuance. The foregoing description of the November 2018 Warrants does not purport to be complete and is qualified in its entirety by reference to the form of November 2018 Warrants, which is filed herewith as Exhibit 4 and incorporated herein by reference.

In connection with issuing the November 2018 Warrants, the Issuer entered into a registration rights agreement, dated November 6, 2018 (the “November 2018 Registration Rights Agreement”) with Squadron Medical and Tawani, whereby the Issuer agreed to register the resale of the Common Stock issuable pursuant to the November 2018 Warrants under the Securities Act. The foregoing description of the November 2018 Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the November 2018 Registration Rights Agreement, which is filed herewith as Exhibit 5 and incorporated herein by reference.

The Credit Agreement also provides Squadron Medical the right, during such period of time that the Issuer has unpaid or unsatisfied obligations under the Credit Agreement, to designate one or more individuals to attend, in a non-voting, observer capacity, all meetings of the Issuer’s board of directors, subject to certain limitations. Mr. Pelizzon was previously designated in such capacity, and is currently a member of the Issuer’s board of directors.

On June 21, 2019, pursuant to an amendment to the Credit Agreement entered into in March 2019, pursuant to which, among other things, Squadron Medical provided an additional $30 million in draws to the Issuer, and in connection with the first draw following such amendment, the Issuer issued to each of Squadron Medical and Tawani warrants to purchase 2,419,355 shares of Common Stock, for an aggregate of 4,838,710 shares of Common Stock, at a price of $2.17 per share (the “June 2019 Warrants”). Pursuant to the terms of the June 2019 Warrants, they are immediately exercisable, but cannot be exercised if, after giving effect to the issuance of Common Stock pursuant to the June 2019 Warrants, the holder of such warrant, together with any other persons acting as a group with the holder and any affiliates of the holder, would beneficially own in excess of 4.99% of the Issuer’s Common Stock outstanding immediately after giving effect to such issuance. The foregoing description of the June 2019 Warrants does not purport to be complete and is qualified in its entirety by reference to the form of June 2019 Warrants, which is filed herewith as Exhibit 6 and incorporated herein by reference.

In connection with issuing the June 2019 Warrants, the Issuer entered into a registration rights agreement, dated June 21, 2019 (the “June 2019 Registration Rights Agreement”) with Squadron Medical and Tawani, whereby the Issuer agreed to register the resale of the Common Stock issuable pursuant to the June 2019 Warrants under the

CUSIP No. 02081G201	13D	Page 9 of 15 Pages

Securities Act. The foregoing description of the June 2019 Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the June 2019 Registration Rights Agreement, which is filed herewith as Exhibit 7 and incorporated herein by reference.

On May 29, 2020, in connection with an amendment to the Credit Agreement, pursuant to which, among other things, Squadron Medical provided an additional $35.0 million secured term loan to the Issuer, and pursuant to the terms of the amendment, the Issuer issued to each of Squadron Medical and Tawani warrants to purchase 537,910 shares of Common Stock, for an aggregate of 1,075,820 shares of Common Stock, at a price of $4.88 per share (the “May 2020 Warrants”). Pursuant to the terms of the May 2020 Warrants, which expire May 29, 2027, they are immediately exercisable, but cannot be exercised if, after giving effect to the issuance of Common Stock pursuant to the May 2020 Warrants, the holder of such warrant, together with any other persons acting as a group with the holder and any affiliates of the holder, would beneficially own in excess of 4.99% of the Issuer’s Common Stock outstanding immediately after giving effect to such issuance. The foregoing description of the May 2020 Warrants does not purport to be complete and is qualified in its entirety by reference to the form of May 2020 Warrants, which is filed herewith as Exhibit 8 and incorporated herein by reference.

In connection with issuing the May 2020 Warrants, the Issuer entered into a registration rights agreement, dated May 29, 2020 (the “May 2020 Registration Rights Agreement”) with Squadron Medical and Tawani, whereby the Issuer agreed to register the resale of the Common Stock issuable pursuant to the May 2020 Warrants under the Securities Act. The foregoing description of the May 2020 Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the May 2020 Registration Rights Agreement, which is filed herewith as Exhibit 9 and incorporated herein by reference.

Also in connection with the May 29, 2020 amendment to the Credit Agreement, the Issuer amended the November 2018 Warrants and the June 2019 Warrants to revise their expiration dates to May 29, 2027. The foregoing description of the amendments to the November 2018 Warrants and the June 2019 Warrants do not purport to be complete and are qualified in their entirety by reference to the amendments, which are filed herewith as Exhibit 10 and Exhibit 11 and incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. As a result of the Reporting Persons’ continuous review and evaluation of the business of the Issuer, the Reporting Persons may communicate with representatives of the Issuer, other shareholders and other persons regarding the Issuer. The Reporting Persons may, at any time and from time to time, purchase additional shares of Common Stock or dispose of shares of Common Stock held by them.

Except as described in this Item 4, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action set forth in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

CUSIP No. 02081G201	13D	Page 10 of 15 Pages

Item 5. Interest in Securities of the Issuer

(a) – (b) The table below sets forth, as of the date hereof, the beneficial ownership of shares of Common Stock for each of the Reporting Persons, based on 95,149,633 shares of Common Stock outstanding as of March 1, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Squadron Capital LLC	11,395,045	12.0%	—	11,395,045	—	11,395,045
Squadron Capital Holdings LLC	11,395,045	12.0%	—	11,395,045	—	11,395,045
Jennifer N. Pritzker	14,160,050	14.9%	32,200	14,127,850	32,200	14,127,850
David R. Pelizzon	11,543,882	12.1%	148,837	11,395,045	148,837	11,395,045

SC LLC is a manager-managed limited liability company and, as of the date hereof, directly holds 11,395,045 shares of Common Stock. The voting and investment decisions of SC LLC are made by its managing committee, consisting of Ms. Pritzker and Mr. Pelizzon. In such capacity each of Ms. Pritzker and Mr. Pelizzon may, for the purposes hereof, be deemed to beneficially own the shares of Common Stock held directly by SC LLC.

Mr. Pelizzon directly holds 148,837 shares of Common Stock.

Ms. Pritzker directly and/or jointly holds 30,200 shares of Common Stock, and may be deemed to have beneficial ownership of 2,000 shares of Common Stock held by Jennifer N. Pritzker Revocable Trust (“JNP Trust”) for which she serves as trustee. Ms. Pritzker may also, for the purposes hereof, be deemed to beneficially own (i) 2,722,805 shares of Common Stock held directly by Tawani, a manager-managed limited liability company whose controlling member is JNP Trust and where Ms. Pritzker is the one of two managers, and (ii) 10,000 shares of Common Stock held directly by Mary’s Go Round LLC, a manager-managed limited liability company whose manager and sole member is Tawani Enterprises, Inc., a corporation solely owned by JNP Trust and where Ms. Pritzker is the sole director.

SCH LLC is a manager-managed limited liability company and the controlling member of SC LLC, and in such capacity may be deemed to beneficially own the shares of Common Stock held directly by SC LLC. The voting and investment decisions of SCH LLC are made by its managing committee, consisting of Mary Parthe, David Pelizzon and Michelle Nakfoor. The members of the managing committee of SCH LLC disclaim beneficial ownership as a result of serving as members of the managing committee.

CUSIP No. 02081G201	13D	Page 11 of 15 Pages

(c) Except as set forth in Item 4 and this Item 5, to the best knowledge of the Reporting Persons, neither Reporting Person nor any other person listed on Schedule A hereto has effected any transaction in the Ordinary Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no other person has the right to receive dividends from, or the proceeds from the sale of, the Ordinary Shares listed in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Items 3, 4, and 5 of this Schedule 13D is incorporated herein by reference. Except for the agreements described in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Person or, to the best knowledge of the Reporting Person, any other person named in Schedule A hereto, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit Number	Exhibit Name

1.	Joint Filing Agreement, dated as of March 11, 2021, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

2.	Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 17, 2020)

3.	Debt Exchange Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on December 17, 2020)

4.	Form of November 2018 Warrants (incorporated by reference to Exhibit 4.11 to the Registration Statement on Form S-3/A filed by the Issuer on November 13, 2018)

CUSIP No. 02081G201	13D	Page 12 of 15 Pages

5.	November 2018 Registration Rights Agreement (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-3/A filed by the Issuer on November 13, 2018)

6.	Form of June 2019 Warrants (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 27, 2019)

7.	June 2019 Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on June 27, 2019)

8.	Form of May 2019 Warrants (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on June 4, 2020)

9.	May 2020 Registration Rights Agreement (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by the Issuer on June 4, 2020)

10.	Amendment to November 2018 Warrants (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by the Issuer on June 4, 2020)

11.	Amendment to June 2019 Warrants (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer on June 4, 2020)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2021

Squadron Capital LLC

By:	/s/ David R. Pelizzon
	Name:	David R. Pelizzon
	Title:	President

Squadron Capital Holdings LLC

By:	/s/ Mary Parthe
	Name:	Mary Parthe
	Title:	Manager

/s/ Jennifer N. Pritzker
Jennifer N. Pritzker

/s/ David R. Pelizzon
David R. Pelizzon

[Signature Page to Schedule 13D]

CUSIP No. 02081G201	13D	Page 14 of 15 Pages

Schedule A

Squadron Capital LLC

The name, business address, title, present principal occupation or employment and citizenship of each member of the managing committee and each executive officer of SC LLC is set forth below. If no business address is given, the managing committee member’s or executive officer’s business address is 18 Hartford Rd., Granby, CT 06035. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to SC LLC.

Managing Committee

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation for Which Employment is Conducted	Citizenship
Jennifer N. Pritzker

President and Chief Executive Officer of Tawani Enterprises, Founder and Chair of the Pritzker Military Museum and Library, Founder of the Pritzker Military Foundation, and Founder of the Tawani Foundation

104 S. Michigan Ave., Chicago, IL 60603

U.S.A.
David R. Pelizzon	President	U.S.A.

Executive Officers

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation for Which Employment is Conducted	Citizenship
David R. Pelizzon	President	U.S.A.
Douglas Pascoe	Chief Financial Officer	U.S.A.
Harold Ruf	Chief Operating Officer	U.S.A.

CUSIP No. 02081G201	13D	Page 15 of 15 Pages

Squadron Capital Holdings LLC

The name, business address, title, present principal occupation or employment and citizenship of each member of the managing committee of SCH LLC is set forth below. If no business address is given, the managing committee member’s business address is 104 S. Michigan Ave., Chicago, IL 60603.

Managing Committee

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation for Which Employment is Conducted	Citizenship
Mary Parthe	Chief Investment Officer of Tawani Enterprises, Inc.	U.S.A.
David R. Pelizzon	President of Squadron Capital LLC 18 Hartford Rd., Granby, CT 06035	U.S.A.
Michelle Nakfoor	General Counsel of Tawani Enterprises, Inc.	U.S.A.